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                            February 17, 2021

       Brandon Dutch Mendenhall
       President and Chief Executive Officer
       RAD Diversified REIT, Inc.
       211 N. Lois Avenue
       Tampa, FL 33609

                                                        Re: RAD Diversified
REIT, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Response dated
February 3, 2021
                                                            File No. 024-11020

       Dear Mr. Mendenhall:

             We have reviewed your response letter dated February 3, 2021 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 29, 2021 letter.

       Response dated February 3, 2021

       General

   1. We note your response to comment 1. Please provide your analysis to support your conclusions that few
non-affiliates will accept the offer given the Company   s recent
                                                        performance and that no
contingent liability needs to be disclosed pursuant to ASC 450.
                                                        Include within your
response how you considered the guidance in ASC 450-20-50
                                                        regarding a reasonably
possible loss and related disclosure requirements.
 Brandon Dutch Mendenhall
FirstName LastNameBrandon
RAD Diversified REIT, Inc. Dutch Mendenhall
Comapany17,
February  NameRAD
            2021    Diversified REIT, Inc.
February
Page 2 17, 2021 Page 2
FirstName LastName
2. We note your response to comment 2. Please revise your footnote disclosure to include a discussion of the error and the related impact on your financial statements.
       Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jonathan Burr at 202-551-5833
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:      Fanni Koszeg